Schedule A

to

Investment Advisory Agreement

of

J.P. Morgan Exchange-Traded Fund Trust

(Amended as of August 14, 2025)

Advisory Fee Rates

Name	Fee Rate
JPMorgan Equity Focus ETF	0.50%[1]
JPMorgan High Yield Municipal ETF	0.35%
JPMorgan Inflation Managed Bond ETF	0.28%
JPMorgan International Hedged Equity Laddered Overlay ETF	0.25%[2]
JPMorgan Fundamental Data Science Large Value ETF	0.30%[2]
JPMorgan Flexible Debt ETF	0.45%[2]
JPMorgan International Dynamic ETF	0.55%[2]

[1]	Fee rate to be reduced to 0.44% effective November 1, 2025.
[2]	Initial term continues until October 31, 2026.

*   *   *   *   *

J.P. Morgan Exchange-Traded Fund Trust		J.P. Morgan Investment Management Inc.

By:	/s/ Timothy J. Clemens	By:	/s/ Matthew J. Kamburowski
Name:	Timothy J. Clemens	Name:	Matthew J. Kamburowski
Title:	Treasurer	Title:	Managing Director